

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 7, 2010

Mr. Thomas G. Granneman
Corporate Vice President and Controller
Ralcorp Holdings, Inc.
800 Market Street
St. Louis, Missouri 63101

Re: Ralcorp Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed November 30, 2009
Schedule 14A Filed December 1, 2009
Response Letter Dated January 19, 2010
Response Letter Dated February 16, 2010
Response Letter Dated April 5, 2010
File No. 1-12619

Dear Mr. Granneman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief